

February 5, 2009

Joseph F. Spanier
Chief Financial Officer
Breeze-Eastern Corporation
700 Liberty Avenue
Union, New Jersey 07083

      Re: Breeze-Eastern Corporation
              Form 10-K: For the fiscal year ended March 31, 2008
              Schedule 14A: For the period ended September 18, 2008
              Commission file number: 01-7872

Dear Mr. Spanier:

      We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the fiscal year ended March 31, 2008

Risk Factors, page 4

1. In future filings, please remove the second to last sentence in the opening paragraph. All known material risks should be disclosed. If risks are not deemed material, you should not reference them.

Item 2: Properties, page 6

2. We note that you continue to own property in Pennsylvania, New York, and New Jersey that are no longer needed for operations and that an amount has been recorded as real estate held for sale on your consolidated balance sheet. Please clarify whether this line item includes all of these properties or only the Glen Head property described in note 1. With regard to the Glen Head property, we note that it is currently subject to a contract for sale pending an environmental remediation plan. Please tell us and revise to disclose your best estimate as to the expected date this property will be sold and whether contract terms provide for adjustments to the sales price under any circumstances or cancellation of the contract due to timing issues. To the extent any other properties have been on the market for longer than a year, tell us whether you have made any adjustments to the prices of the properties. If no adjustments have been made, tell us what consideration you have given that the properties are marketed at prices that may not be reasonable in relation to its fair value. See the guidance in Example 11 (paragraph A23.b) in SFAS No. 144 and tell us how your accounting complies with this guidance. Also in this regard, please revise to provide disclosure on how the properties are being marketed, the market conditions in those areas, and how you determine the current fair value of each property at each balance sheet date.

Summary Disclosure About Contractual Obligations and Commercial Commitments, page 19

3. Please revise to include any agreements to purchase goods or services that are enforceable and legally binding to the company in your table as required by FR 67.

Consolidated Valuation and Qualifying Accounts, page 52

4. Please tell us what the amounts charged to "other accounts" as part of the environmental reserve in the fiscal years ended 2008 and 2007 represent and where these amounts have been recorded on your statement of operations.

Schedule 14A for the period ended September 18, 2008

Compensation Discussion & Analysis, page 15

5. We note your disclosure regarding compensation for the named executive officers. For example, we note your discussion that specific factors affecting compensation decisions include specific financial measurements, operational goals and individual performance objectives. In future filings, please disclose all targets or goals which must be achieved in order for your executive officers to earn their base salary, annual cash bonus or equity incentive compensation.

Please include qualitative and quantitative disclosure regarding the determination of targets or goals and the targets or goals actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Base Salary, page 15

6. We note your disclosure that decisions regarding salary increases take into account amounts paid to the executive's peers outside the company. In future filings, please identify any companies to which you benchmark your salaries. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 18

7. In future filings, please provide a footnote identifying the types of perquisites or personal benefits, amounting to more than $10,000, of the "all other compensation" column within the summary compensation table. Refer to instruction 4 to Item 402(c)(2)(ix) or Regulation S-K.

Related Party Transactions, page 23

8. In future filings, please include a discussion regarding your policy for review and approval of related party transactions. Refer to Item 404(b) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Mathew Spitzer at 202-551-3227 for questions regarding Schedule 14A, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief